Exhibit (a)(1)(C)

August 5, 2003

To Our Stockholders and Warrant Holders:

Register.com, Inc., a Delaware corporation, is offering to purchase for cash an aggregate of $120 million of shares of its common stock, including the associated preferred stock purchase rights, and warrants to purchase shares of common stock from existing stockholders and/or warrant holders. The terms and conditions of the Offer are explained in detail in the enclosed Offer to Purchase and the related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender shares and/or warrants are also explained in detail in the accompanying materials.

You may tender all or only a portion of your shares and/or warrants. A tender of shares and/or warrants will include a tender of the associated preferred stock purchase rights issued under the Rights Agreement, dated as of October 28, 2002, between Register.com and American Stock Transfer & Trust Company, as Rights Agent, unless such rights are redeemed prior to the expiration date of the Offer. No separate consideration will be paid for those rights.

Register.com will pay $6.35 per share and the difference between $6.35 and the applicable warrant exercise price, in each case, net to the seller in cash, without interest for shares and/or warrants properly tendered and not properly withdrawn in the Offer, on the terms and subject to the terms and conditions of the Offer, including the proration provisions. We will not pay fees or commissions to brokers, dealers, commercial banks or trust companies or any other persons for soliciting tenders of shares and/or warrants under the Offer.   Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the Depositary. Because of the proration provisions described in the Offer to Purchase, all of the shares and/or warrants tendered may not be purchased if more than the amount of shares and/or warrants Register.com seeks to purchase are properly tendered. Shares and/or warrants not purchased in the Offer will be returned promptly after the expiration of the Offer. In the event that the Offer is oversubscribed, holders of warrants who tendered more than their pro rata share will be issued new warrant certificates, subject to the same terms and conditions as those tendered, representing those warrants that were not purchased and cancelled by Register.com.

Register.com's Board of Directors has approved the Offer. However, neither Register.com nor its Board of Directors makes any recommendation to you as to whether you should or should not tender your shares and/or warrants. You must make your own decision as to whether to tender your shares and/or warrants and, if so, how many shares and/or warrants to tender. Register.com's directors and executive officers have advised Register.com that they may tender some or all of their shares and/or warrants in the Offer. However, they have not committed, nor are they required, to do so.

The Offer will expire at 12:00 midnight, Eastern Time, on Tuesday, September 2, 2003, unless extended by Register.com. If you have any questions regarding the Offer or need assistance in tendering your shares, please contact Innisfree M&A Incorporated, the Information Agent for the offer, toll-free at (888) 750-5834.

Sincerely,

Peter A. Forman President and Chief Executive Officer